UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-KSB	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primal Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

18881 Von Karman Avenue
Address of Principal Executive Office (Street and Number)

Irvine, California 92612
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In January 2006, our controller resigned to accept employment with another company.  We were unable to replace the controller in a timely manner.  During the same period, our accounting and financial staff were working on a financing transaction.  We announced the closing of this financing transaction today.  As a result of these events, the financial statements for the fiscal year ended December 31, 2005 have not been finalized and accordingly, our independent registered public accountant has not finished its audit of such financial statements.  Also, as a result of these events, we have not completed our Management’s Discussion and Analysis related to the fiscal year ended December 31, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William C. Bousema	(949)	260-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Primal Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ William C. Bousema
Chief Financial Officer and Secretary

Annex A (pursuant to Part IV, Question 3)

As discussed in Part III above, the unaudited, draft financial information included in this Annex A has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

Total net loss increased by approximately $200,000 for the fiscal year ended December 31, 2005, with total revenues increasing approximately $1.0 million and operating expenses increasing approximately $1.2 million.  The overall rise in revenues was primarily due to growth in the software business.  Overall operating expenses increased due to a rise in our costs associated with product enhancements and additional sales and marketing personnel.

Our net cash flow used by operating activities increased approximately $900,000 during the fiscal year ended December 31, 2005 primarily due to an increase in overall operating expenses as well as the timing of cash receipts from customers and cash payments to vendors.  As of December 31, 2005, our cash and cash equivalents balances totaled approximately $700,000.  As announced today, we recently sold $1.5 million in aggregate principal amount of 5% senior secured convertible notes due 2008 and warrants to institutional investors in a private placement transaction.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).